
aquaborne

Nodar Narsavidze · 2nd

Aquaborne

Founder | Aquatic Leather Company

Antelope, California, United States · 88 connections ·

Contact info

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AQUABORNE

theaquaborne.com

SUSTAINABLE AQUATIC LEATHER

Producing exotic leather from discarded fish-skins. Aquaborn
is using innovative eco-safe tanning processes to convert raw
fish-skins into high-valued leather. ...

Activity

88 followers

Our crowdfunding campaign on Wefunder is coming soon: ->...

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We feel confident that Aquaborne v become innovators in the sustaina

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Experience

Founder

Aquaborne · Full-time
Aug 2020 – Present · 7 mos
Sacramento, California, United States

Aquaborne is a sustainable producer of aquatic leather.
The company owns an innovative tanning process that uses only eco-safe, non-toxic substances to make fish skin into environmentally friendly aquatic leather applicable in many industries.
Aquaborne plans to launch its first commercial scale eco-friendly fish tanning facility in California, USA.






+2

Managing Partner

AmStur · Part-time
Jul 2014 – Aug 2020 · 6 yrs 2 mos
Sacramento, California, United States;

AmStur (for "American Sturgeon") supplies caviar from farm-raised North American white sturgeon that is the equal of the best caviars in the world. Renowned for its exquisite flavor, consistency, and perfectly balanced look and taste. AmStur caviar is the preferred brand of acclaimed chefs in the finest international restaurants, as well as discerning consum …see more

Co-Founder / COO

USST Holdings · Full-time
May 2008 – Jul 2014 · 6 yrs 3 mos
Sacramento, California, United States

USST Holdings, Inc. ("USST"), is a project development company that specializes in environmentally
sustainable development of renewable energy and environmental remediation solutions domestically and abroad.

Education

Sacramento State College of Business Administration
Certificate - APICS - The Educational Society , Resource Management / Basics of Supply Chain Management
1998 – 1999

United Nations Industrial Development Organization (UNIDO) International Business Academy
Bachelor of Science - BS, Business Administration and Management, General
1993 – 1995